August 9, 2019

Nickolas Tabraue
President
Earth Science Tech, Inc.
8000 NW 31st Street, Unit 19
Doral, FL 33122

       Re: Earth Science Tech, Inc.
           Registration Statement on Form S-1
           Response dated August 2, 2019
           File No. 333-230543

Dear Mr. Tabraue:

       We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2019 letter.

Response dated August 2, 2019

General

1. We note your draft disclosure provided in response to comment 2. In this regard, we note the statement that "The Receiver also intends to optimize the affairs of the Company by identifying business opportunities that he expects will allow the Company to utilize its portfolio of cannabidiol related assets and operations and emerge from receivership in a better position to create and maximize value for its shareholders." Please delete this statement of the Receiver's expectation or disclose the most significant assumptions upon which the expectation depends. For example, it is unclear on what basis you believe the company can emerge from receivership in a better position to create and maximize value for shareholders without obtaining the approximately $4 million owed under the
 Nickolas Tabraue
Earth Science Tech, Inc.
August 9, 2019
Page 2
         arbitration award for which the company sought receivership.
2. It appears that the receiver is an executive officer as defined under Rule 405. Please disclose the information required by Item 404 of Regulation S-K. For example only, please disclose the material terms of the receiver's compensation and the amount of compensation he has accrued to date.
       You may contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any questions.



                                                              Sincerely,
FirstName LastNameNickolas Tabraue
                                                              Division of
Corporation Finance
Comapany NameEarth Science Tech, Inc.
                                                              Office of
Beverages, Apparel and
August 9, 2019 Page 2                                         Mining
FirstName LastName